Exhibit 97

CLEAN ENERGY FUELS CORP.

CLAWBACK POLICY

September 20, 2023

Policy Regarding the Recoupment of Certain Compensation Payments

As Amended and Restated by the Compensation Committee of the
Board of Directors Effective as of September 20, 2023

In the event Clean Energy Fuels Corp. (the “Company”) is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Company shall recover reasonably promptly the amount of any erroneously awarded Incentive-Based Compensation from each Covered Individual unless an exception (set forth below) applies.

Incentive-Based Compensation shall be considered “erroneously awarded” under this policy to the extent such Incentive-Based Compensation (1) is received by the Covered Individual during the last three complete fiscal years preceding the date that the Company is required to prepare the accounting restatement and (2) the amount of such received Incentive-Based Compensation exceeds the amount of the Incentive-Based Compensation that would have been received by the Covered Individual had it been determined based on the restated financial results (with such Incentive-Based Compensation computed in each case without regard to any taxes paid). For purposes of this policy, the date that the Company is required to prepare the accounting statement is the earlier to occur of (A) the date the Company’s Board of Directors (the “Board”), or a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such accounting restatement, or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare such accounting restatement.

For purposes of this policy, Incentive-Based Compensation is considered “received” by a Covered Individual in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount of erroneously awarded compensation will be determined by the Compensation Committee of the Board (the “Committee”) based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received. If the erroneously awarded Incentive-Based Compensation consists of shares (including share- denominated equity awards) or options that are still held by the Covered Individual at the time of recovery, the recoverable amount is the number of shares or options received in excess of the number of shares or options that would have been received based on the accounting restatement (or the value of that excess number). If the options have been exercised but the underlying shares have not been sold, the recoverable amount is the number of shares underlying the excess options based on the restatement (or the value thereof). If the shares

Approved by Compensation Committee 9/20/2023

have been sold, the recoverable amount is the proceeds that were received in connection with the sale of the excess number of shares. Amounts credited under plans (other than tax-qualified plans) based on erroneously awarded Incentive- Based Compensation and any accrued earnings thereon are also recoverable under this policy.

The Company shall not be required under this policy to recover erroneously awarded Incentive-Based Compensation if (1) after making a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, the Committee determines that the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered, (2) the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Internal Revenue Code Section 401(a)(13) or Internal Revenue Code Section 411(a) and the regulations thereunder, or (3) the recovery would violate home country law (where that law was adopted prior to November 28, 2022) and an opinion of home country counsel to that effect is obtained.

For purposes of this policy, the following definitions will apply:

•

“Covered Individual” means any current or former officer of the Company who is or was subject to Section 16 of the Securities Exchange Act of 1934, as amended, as determined by the Board, at any time during the applicable performance period for the relevant Incentive-Based Compensation, regardless of whether such individual continues to hold such position or continues to be employed by the Company or any of its subsidiaries.

•	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

•

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (including, for purposes of this policy, stock price and total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

This policy is intended to comply with the requirements of Section 954 of the Dodd- Frank Act and rules promulgated thereunder by the Securities and Exchange Commission and the Nasdaq Stock Market, and the terms hereof shall be construed consistent with that intent. This policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing an employee or initiating other disciplinary procedures. The provisions of this policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 (applicable to the Chief Executive Officer and Chief Financial Officer only) and other applicable laws. The Company shall not indemnify any

Approved by Compensation Committee 9/20/2023

Covered Individual against the loss of erroneously-awarded Incentive-Based Compensation that is recovered by the Company pursuant to this policy.

The Committee shall have the sole authority to construe and interpret this policy and to make all determinations required to be made pursuant to this policy. Any such construction, interpretation or determination by the Committee shall be final and binding.

The Committee may revise this policy from time to time.

Approved by Compensation Committee 9/20/2023